[Letterhead of Sullivan & Cromwell LLP]
Via EDGAR
March 30, 2007
Mr. Mark Kronforst,
Accounting Branch Chief,
Division of Corporation Finance,
United States Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	VeriFone Holdings, Inc.
Form 10-K for Fiscal Year Ended October 31, 2006
File No. 001-32465
Dear Mr. Kronforst:
     On behalf of our client VeriFone Holdings, Inc. (“VeriFone”), we are writing to provide VeriFone’s response to the comment included in the letter, dated February 28, 2007, to Douglas G. Bergeron, Chairman of the Board of Directors and Chief Executive Officer of VeriFone, which was received by VeriFone on March 14, 2007, from the staff of the Securities and Exchange Commission (the “Staff”), regarding VeriFone’s Annual Report on Form 10-K for the fiscal year ended October 31, 2006 (the “2006 Form 10-K”). For your convenience, we have included the Staff’s comment below and have keyed VeriFone’s response accordingly.
     Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by VeriFone, which is solely responsible for the adequacy and accuracy of the information. The Company also acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Annual Report, and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mark Kronforst	-2-
Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 48
1.	We note that your inventory increased dramatically during 2006. Please quantify the amount of the increase caused by each factor cited on page 49. In addition, explain to us, in more detail, why the acquisition contributed to this large increase and what impact, if any, that increase may have on the inventory that you acquired from Lipman. Finally, tell us why it appears that you did not discuss the factors contributing to the “unusually low” prior-year inventory balance, as of October 31, 2005, until recently.

RESPONSE
     VeriFone believes that the significant increase in inventory during 2006 should be viewed in the context of relevant developments in the Company’s business during the applicable periods, all of which were described in the Company’s periodic filings with the SEC. During the third and fourth quarters of fiscal 2005, VeriFone’s inventories declined significantly, from $47 million at April 30, 2005 to $34 million at October 31, 2005. VeriFone first noted this decrease in its quarterly report on Form 10-Q for the third quarter of fiscal 2005, when it disclosed that it had experienced a large reduction in inventory in the third quarter, notwithstanding a significant increase in the Company’s revenue run rate. Primarily as a result of these reductions, the level of inventory at the end of fiscal 2005 was approximately 10% below the level planned by the Company in its internal forecasts. Several factors contributed to the lower than planned inventory, including stronger than anticipated demand for certain products, component shortages and transitional issues with two contract manufacturers.
     While VeriFone expected that it would have to increase inventories at least to planned levels in early fiscal 2006, as revenues continued to increase during fiscal 2006, VeriFone began to realize that its business required higher than planned inventory levels in order to support future expected levels of revenues. Consequently, during fiscal 2006, VeriFone’s inventories increased in each quarter. VeriFone’s quarterly report on Form 10-Q for the first quarter of fiscal 2006 reported a $3 million increase in inventories and stated that the Company planned “to increase inventory levels in excess of $10 million in the next quarter to meet anticipated demand.” Inventory levels in fact were increased $11 million in the second quarter, following which VeriFone stated in its Form 10-Q that it expected inventory levels to increase further in the next quarter but at a slower rate than in the second quarter. During the subsequent quarter, however, inventories increased by much more than planned, due in large part to the impact of VeriFone’s planned acquisition of Lipman which was announced in the last month of the second quarter, as well as the continuing effect of further revenue increases. The announcement of the Lipman acquisition and the delayed closing necessitated by regulatory review created a turbulent sales environment in which the Company’s sales became much more difficult to forecast. In certain countries and regions the Company’s revenue increased more than

Mr. Mark Kronforst	-3-
planned as customers who traditionally would have purchased from Lipman shifted orders to the Company while in other countries and regions traditional VeriFone customers shifted demand to Lipman. Consequently inventories increased as the Company sought to respond to more uncertain demand patterns. Finally, in the fourth quarter of fiscal 2006, inventory increased a further $13 million, mainly due to stocking of new product inventory and the Company’s decision to accelerate deliveries from certain suppliers in anticipation of a physical inventory count at a large distribution center.
     VeriFone does not believe that it is practical to quantify with precision the amount of the inventory increase that was attributable to each of the factors cited on page 49 of the Form 10-K. VeriFone believes that the largest component of the increase related to the inventory balancing issues due to the Lipman acquisition as discussed above, which is underscored by the $11 million reduction in tangible inventories in the first quarter of fiscal 2007 (from the opening balance after the closing of the Lipman acquisition on the first day of the quarter). The second factor mentioned in the Form 10-K— transitional issues with subcontract manufacturers, were a significant factor in the shortfall of October 31, 2005 inventories versus plan. Specifically, the transitional issues were caused by the lack of execution in implementing the transfer of inventory procurement responsibilities between two subcontract manufacturing factories. Another factor — increasing sales — was not mentioned in Form 10-K but the Company believes is understood implicitly by the reader. Increasing sales, underscored by the 20% year over year increase in fourth quarter revenues, included inventory additions in response to actual and anticipated increases in demand for newly launched products.
* * *
     The Company appreciates the Staff’s assistance in this matter. Please do not hesitate to call me on (650) 461-5620 with any questions that you may have with respect to the foregoing.

Very truly yours, /s/ Scott D. Miller

cc:	David Edgar
(Securities and Exchange Commission)

Douglas G. Bergeron
Barry Zwarenstein
Katherine Stephens
(VeriFone Holdings, Inc.)